[SASMF Letterhead]
November 19, 2010
VIA EDGAR
Tom Kluck
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Consolidated Capital Institutional Properties, LP
Amendment No. 1 to Schedule 13E-3
Filed on October 25, 2010
File No. 005-47009

AIMCO Properties, L.P.
Amendments No. 1 and 2 to Form S-4
Filed on October 25, 2010 and October 28, 2010
File No. 333-169353-01

Dear Mr. Kluck:
     On behalf of Apartment Investment and Management Company, a Maryland corporation (the “Company” or “Aimco”), we are submitting this letter in response to your letter to John Bezzant, dated November 5, 2010, regarding (i) Amendment No. 1 to Schedule 13E-3, file No. 005-47009 (the “Schedule 13E-3”), filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2010, by Consolidated Capital Institutional Properties, LP, AIMCO Properties, L.P. (“Aimco OP”), AIMCO-GP, Inc., Aimco, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C., Reedy River Properties, L.L.C. and AIMCO CCIP Merger Sub LLC, and (ii) Amendments No. 1 and 2 to Aimco OP’s Registration Statement on Form S-4, file No. 333-169353-01, filed with the Commission on October 25, 2010 and October 28, 2010 (the “Form S-4”).
     For your convenience, your comments are set forth below, followed by the Company’s responses. References to page numbers correspond to the page numbers in the Form S-4.

1.	We reissue prior comment 5; certain disclosure responsive to Items 7, 8, and 9 of Schedule 13E-3 is still incorporated by reference from sections other than the “Special Factors” section of the prospectus. Please revise the S-4 so that all disclosure responsive to Items 7, 8, and 9 of Schedule 13E-3 is included in the Special Factors section of the prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).

Response: We have revised the Schedule 13E-3 as requested.

2.	We have reviewed your response to comment 1 in our letter dated October 5, 2010. Please note that in order to calculate whether condition I.B.1. of the Instructions to Form S-3 has been met, your equity must be traded on a public market, such as an exchange. Refer to Securities Act Forms C&DI Question 116.08 available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. While we note that Apartment Investment and Management Company shares are traded on the New York Stock Exchange, it does not appear that the shares of AIMCO Properties, L.P. are listed on a public market. Please provide an analysis of another way AIMCO Properties, L.P. meets the eligibility requirements of Form S-3. In the alternative, please revise your Form S-4 to remove the information required under Items 10 and 11 for AIMCO Properties, L.P. that was incorporated by reference and provide the required disclosure on Form S-4 for AIMCO.
     Response: We have revised the Form S-4 to remove the information required under Items 10 and 11 for Aimco OP that was incorporated by reference and have provided the required disclosure.
3.	We reissue prior comment 19; please include disclosure following the bullet points explaining why you determined that the benefits of the proposed merger outweighed the costs and risks. See Item 1014(b) of Regulation M-A.

Response: We have revised the disclosure as requested.

4.	Please update the financial statements included in the proxy statement/prospectus to reflect the financial results for the third quarter.

Response: We have revised the disclosure as requested.

5.	We note your revised disclosure in response to prior comment 27. Please summarize the collateral securing Aimco OP’s Amended and Restated Senior Secured Credit Agreement. Sec Item 1007(d)(1) of Regulation M-A.

Response: We have revised the disclosure as requested.

6.	We reissue prior comment 29.

Response: We have revised the disclosure as requested.
     If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5618.

Respectfully yours,
/s/ Michael Moulton
Michael Moulton

cc:	John Bezzant
Derek McCandless